01 | 06 | 2016 Omeros Corporation 201 Elliott Avenue West Seattle, Washington 98119	Exhibit 5.1

Re: At-the-Market Sales Issuance

Ladies and Gentlemen:

I am Associate General Counsel, Corporate Finance and Governance, and Assistant Secretary of Omeros Corporation, a Washington corporation (“Omeros”), and have acted as counsel to Omeros in connection with the registration by Omeros under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale of shares of Omeros common stock, par value $0.01 per share, having a maximum aggregate offering price of $100,000,000 and not exceeding 10,000,000 shares (the “Shares”), pursuant to the At Market Issuance Sales Agreement, dated as of January 6, 2016 (the “Sales Agreement”), by and between Omeros and JonesTrading Institutional Services LLC. In connection with rendering this opinion, I have reviewed:

(i) the Sales Agreement;

(ii)    the registration statement on Form S-3 (File No. 333-201581) filed with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act on January 16, 2015 (the “Registration Statement”); and

(iii)  the prospectus, dated as of January 16, 2015, as supplemented by the prospectus supplement, dated January 6, 2016, with respect to the offer and sale of the Shares, filed with the Commission on January 6, 2016, pursuant to Rule 424(b) under the Securities Act (the “Prospectus”).

I have reviewed such corporate records, certificates and other documents and such questions of law as I have considered necessary and relevant for the purposes of this opinion. I have assumed that all signatures are genuine, that all documents submitted to me as originals are authentic and that all copies of documents submitted to me conform to the originals.

In rendering this opinion, I have relied as to certain matters on information obtained from public officials, officers of Omeros and other sources I believe to be responsible.

Based upon the foregoing, it is my opinion that the Shares have been duly authorized and, when issued and sold in the manner referred to in the Sales Agreement and upon receipt by Omeros in full of payment therefor in accordance with the Sales Agreement, will be validly issued, fully paid and nonassessable.

I am a member of the bar of the State of Washington. I do not express any opinion herein on any laws other than the Washington Business Corporation Act, applicable provisions of the Washington State Constitution and reported judicial decisions interpreting these laws.

I hereby consent to the filing of this opinion as Exhibit 5.1 to Omeros’ Current Report on Form 8-K, filed on January 6, 2016, relating to the offering of the Shares. I also hereby consent to the reference to my name under the heading “Legal Matters” in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Mark A. Metcalf
Mark A. Metcalf
Associate General Counsel, Corporate Finance and Governance, and Assistant Secretary